SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                             -----------------------


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)


                               DIGEX, INCORPORATED
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                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    253756100
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                                 (CUSIP Number)

                                January 12, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)
|X| Rule 13d-1(c)
|_| Rule 13d-1(d)




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CUSIP No. 253756100                   13G                      Page 1 of 4 Pages

   1.    NAME OF REPORTING PERSON
         CPQ Holdings, Inc.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
         51-0337545

   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)|_|

                                                                          (b)|_|

   3.    SEC USE ONLY

   4.    CITIZENSHIP OR PLACE OF ORGANIZATION
              State of Delaware

                          5. SOLE VOTING POWER     50,000 shares of Series A
                                                   Preferred Stock, par value
                                                   $.01 per share option
                                                   ("Series A Preferred Stock")
                                                   (each share of which is
        NUMBER OF                                  convertible at the option of
         SHARES                                    the holder into 14.6199
     BENEFICIALLY OWNED                            shares of Class A Common
         BY EACH                                   Stock, par value $.01 per
       REPORTING                                   share ("Class A Common
       PERSON WITH                                 Stock")) and 532,500 warrants
                                                   to purchase Class A Common
                                                   Stock

                          6. SHARED VOTING POWER    0

                          7. SOLE DISPOSITIVE      1,263,494 (assuming the
                             POWER                 conversion of all shares of
                                                   Series A Preferred Stock and
                                                   the exercise of all warrants)

                          8. SHARED DISPOSITIVE     0
                             POWER

   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,263,494 (assuming the conversion of all shares of Series A Preferred Stock and the exercise of all warrants)

  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES               |_|
         CERTAIN SHARES

  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              9.0%*

  12.    TYPE OF REPORTING PERSON

              CO

     --------
     * On January 18, 2000, Digex, Incorporated (the "Company") filed a registration statement with the Securities and Exchange Commission pursuant to which the Company plans to sell 2,000,000 shares of Class A Common Stock and the controlling stockholder plans to sell up to 10,500,000 shares of Class A Common Stock. Upon the successful completion of such offering (assuming the underwriters' over-allotment option is exercised in full), the percentage of Class A Common Stock beneficially owned by CPQ Holdings would decrease to approximately 5.3%.

Item 1(a).  Name of Issuer:

     Digex, Incorporated (the "Company")

Item 1(b).  Address of Issuer's Principal Executive Offices:

     One Digex Plaza, Beltsville, MD 20705; (301) 847-5000

Item 2(a).  Name of Person Filing:

     CPQ Holdings, Inc.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

     20555 SH 249, MS 110701, Houston, TX 77070, Attn: Office of General Counsel

Item 2(c).  Citizenship:

     State of Delaware

Item 2(d).  Title of Class of Securities:

     Series A Convertible Preferred Stock, par value $.01 per share ("Series A Preferred Stock") (each share of which is convertible into 14.6199 shares of Class A Common Stock, par value $.01 per share ("Class A Common Stock")) and 532,500 warrants to purchase Class A Common Stock

Item 2(e).  CUSIP Number:

     253756100

Item 3.

     Not applicable.

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

     (a)  Amount beneficially owned:

          50,000 shares of Series A Preferred Stock (each share of which is convertible at the option of the holder into 14.6199 shares of Class A Common Stock) and 532,500 warrants to purchase Class A Common Stock

     (b)  Percent of class:   9.0%*

     (c)  Number of shares as to which such person has:

           (i) Sole power to vote or to direct the vote: 1,263,494 (assuming the conversion of all shares of Series A Preferred Stock and the exercise of all warrants)

          (ii)  Shared power to vote or to direct the vote:  0

         (iii) Sole power to dispose or to direct the disposition of: 1,263,494 (assuming the conversion of all shares of Series A Preferred Stock and the exercise of all warrants)

          (iv)  Shared power to dispose or to direct the disposition of:   0
--------
   * On January 18, 2000, the Company filed a registration statement with the Securities and Exchange Commission pursuant to which the Company plans to sell 2,000,000 shares of Class A Common
Stock and the controlling stockholder plans to sell up to 10,500,000 shares of Class A Common Stock. Upon the successful completion of such offering (assuming the underwriters' over-allotment option is exercised in full), the percentage of Class A Common Stock beneficially owned by CPQ Holdings would decrease to approximately
5.3%.

                                    2
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Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |_|

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.   Identification and Classification of Members of the Group.

     Not applicable.

Item 9.   Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 January 24, 2000
                                   ---------------------------------------------
                                                      (Date)

                                                /s/ Linda S. Auwers
                                   ---------------------------------------------
                                                    (Signature)

                                   Linda S. Auwers, Vice President and Secretary
                                   ---------------------------------------------
                                                    (Name/Title)


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



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